NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 26, 2014, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 12, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Burger King Worldwide, Inc. and Tim Hortons Inc. became effective on December 12, 2014. For each share of Common Stock of Burger King Worldwide, Inc. held, holders had the right to 0.99 of a Common Share of (new) Restaurant Brands International Inc. and 0.01 of a (newly) issued Partnership exchangeable unit for each share of Common Stock of Burger King Worldwide, Inc. However, a holder of Burger King Worldwide, Inc. Common Stock may have elected to receive consideration solely in the form of One (1) Partnership exchangeable unit for each Common Share of Burger King Worldwide, Inc. held. This Form 25 is only for the removal from listing on the Exchange of the Common Stock of Burger King Worldwide, Inc. and not a termination of the registration of the Common Shares of (new) Restaurant Brands International Inc. under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 15, 2014.